Exhibit 99.2

NORTHCORE TECHNOLOGIES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Northcore Technologies Inc. (the “Corporation”), (formerly ADB Systems International Ltd.) Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2. Date of Material Change

July 17, 2006

Item 3. News Release

A press release disclosing the nature and substance of the material change was issued through the facilities of CanadaNewsWire on July 17, 2006 and was filed on SEDAR.

Item 4. Summary of Material Changes

In connection with the Corporation’s change of name to Northcore Technologies Inc., effective July 18, 2006 the Corporation will trade on the TSX as NTI and as NTLNF on the over-the-counter market (OTCBB).

Item 5. Full Description of Material Change

In connection with the Corporation’s change of name to Northcore Technologies Inc., the Corporation announced that effective July 18, 2006 it will trade on the TSX as NTI and as NTLNF on the over-the-counter market (OTCBB). The company, formerly ADB Systems International Ltd., had previously traded under the symbols ADY on the TSX and ADBYF on the OTCBB.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

For further information, please contact:
Jeff Lymburner
Chief Executive Officer
(416) 640-0400

Item 9. Date of Report
July 18, 2006